01VXCA Fold Fold Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Availability of Proxy Materials for ERO COPPER CORP Annual General and Special Meeting Meeting Date and Location: When: April 26, 2023 Where: The Bowden Room, Rosewood Hotel Georgia, 3:30 pm (Pacific Time) 801 West Georgia Street, Vancouver, British Columbia V6C 1P7 You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the information circular and other proxy materials before voting. The information circular and other relevant materials are available at: https://erocopper.com/investors/agm-materials/ OR www.sedar.com OR www.sec.gov How to Obtain Paper Copies of the Proxy Materials Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 17, 2023. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes. For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253 or 1-514-982-7555. For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - English (303) 562-9305 and French (303) 562-9306 and entering your control number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact 1-800-564-6253 or 1-514-982-7555.

01VXDA Fold Fold Securityholder Meeting Notice The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found. 1. Number of Directors - PARTICULARS OF MATTERS TO BE ACTED UPON – 2. Number of Directors To set the number of Directors at ten. 2. Election of Directors - PARTICULARS OF MATTERS TO BE ACTED UPON – 3. Election of Directors Christopher Noel Dunn David Strang Jill Angevine Lyle Braaten Steven Busby Dr. Sally Eyre Robert Getz Chantal Gosselin John Wright Matthew Wubs 3. Appointment of Auditors - PARTICULARS OF MATTERS TO BE ACTED UPON – 4. Appointment of Auditor Appointment of KPMG LLP, Chartered Professional Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 4. Stock Option Plan - PARTICULARS OF MATTERS TO BE ACTED UPON – 5. Certain Matters Relating to the Stock Option Plan Authorize and approve the Company’s Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder. 5. Share Unit Plan - PARTICULARS OF MATTERS TO BE ACTED UPON – 6. Certain Matters Relating to the Share Unit Plan To authorize and approve the Company’s Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder. 6. Advisory Vote on Executive Compensation - PARTICULARS OF MATTERS TO BE ACTED UPON – 7. Advisory Vote on Executive Compensation To approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation. Annual Financial statement delivery • Only Registered and Beneficial holders who opted to receive one Notice-and-access: Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call Computershare toll free at 1-866-964-0492 if you have any questions about notice-and-access. Circular: The Circular, audited financial statements, management discussion and analysis and additional materials are available under Ero Copper’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on Ero Copper’s website at www.erocopper.com. Shareholders are reminded to review these online materials before voting. Shareholders may obtain paper copies from Computershare (as described on page 1). A request for paper copies should be sent so that it is received by Computershare by 5:00 p.m. PST on April 17, 2023 in order to allow sufficient time for the shareholder to receive the paper copy and return the proxy by its due date. Detailed information on voting can be found under the heading “Solicitation of Proxies and Voting Instructions” in the Circular and on the enclosed proxy and voting instruction form. Voting PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING